Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 JUN 26 AM 11:35

LETTER FOR MAINTENANCE OF EXEMPTION

02042098

26th June 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the proposed joint venture with Continental Aktiengesellschaft in tyre manufacturing - released on 26th June 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050 / 1 / 2

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 26-06-2002 05:15:01 PM
Reference No SD-020619-38073

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Proposed Joint Venture with Continental Aktiengesellschaft in tyre manufacturing

* **Contents :-**

The Board of Directors of Sime Darby Berhad ("Sime Darby") wishes to announce that Sime Darby had, on 21st June 2002, entered into a non- binding Memorandum of Understanding with Continental Aktiengesellschaft ("Continental") for Continental to participate in the equity interest of Merit Manufacturing Sdn. Bhd. ("Newco"), which, pursuant to the Reorganisation Scheme for DMIB Berhad ("DMIB") and Sime Tyres International (M) Sdn Bhd ("STI") announced by Sime Darby and DMIB Berhad on 21st June 2002, will become the holding company for the entire equity interest in DMIB and STI.

The equity participation of Continental in Newco will strengthen the position of the two tyre companies in a post AFTA environment when tariffs for tyre products manufactured in ASEAN are going to be lowered.

The MOU envisages that Continental will initially subscribe for 30% of the issued share capital of Newco. Continental and Sime Darby will also at the same time enter into a Put and Call Option Agreement for Continental to acquire a further equity interest in Newco from Sime Darby at a pre-agreed price over a period of time.

Continental, founded in 1871 in Germany, is Germany's largest manufacturer of tyres for cars, trucks and agricultural and industrial vehicles. It also manufactures automotive antilock brake and traction control systems. Continental sells its tyres under the brand names Continental, General, Uniroyal, Semperit, Gislaved, Viking, Mabor and Barum. In addition, the Continental group produces various industrial rubber products. Worldwide, in 2001 the Continental group had a turnover of about 11.2 billion Euro and around 67,000 employees on its payroll.

None of the directors or substantial shareholders of Sime Darby has any interest, direct or indirect, in the above transaction.

This announcement is dated 26th June 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: